                                  Exhibit 20.1

                                  PRESS RELEASE


     ON ASSIGNMENT, INC. REPORTS 1996 THIRD QUARTER AND NINE MONTHS RESULTS

Calabasas, CA, October 22, 1996 -- On Assignment, Inc. (NASDAQ:ASGN) today reported record financial results for the third quarter and nine months ended September 30, 1996. For the quarter, revenues rose to $23,303,000 from $19,201,000 a year ago, an increase of 21 percent. Net income increased 38 percent to $1,573,000, or $0.29 per share, from $1,143,000, or $0.21 per share.

Record numbers of employees on assignment and clients, and rising Account Manager productivity in all three divisions -- Lab Support, Finance Support, and EnviroStaff -- contributed to revenue and profit growth. Company-wide profitability (including gross, operating, and net margins) improved for both the quarter and the nine months, reflecting the benefit of higher revenue from existing productive capacity.

For the nine months ended September 30, 1996, revenues were $63,643,000, compared with $52,530,000 for the 1995 period, an increase of 21 percent. Net income rose 26 percent to $3,801,000, or $0.70 per share, from $3,020,000, or $0.57 per share. The net income amount for the 1996 period includes the one-time charge of $0.04 per share relating to the acquisition of EnviroStaff.

"During the third quarter we launched an innovative system for apprising current and prospective clients of temporary employees with relevant skills and experience," said H. Tom Buelter, Chairman and Chief Executive Officer. "By efficiently delivering targeted information about available professionals on a weekly basis, Assignment Ready(SM) provides valuable input for faster and better temporary staffing decisions. In addition, the new system provides the Account Manager with more time to make Quality Assignments, which should result in more orders and assignments, further enhancing productivity."

Mr. Buelter also commented on early results from the new Account Manager recruiting process, which systematically identifies candidates with the highest probability of success. "The members of the first class of Apprentices, who have completed their initial training program and have begun to grow their businesses, are expected to contribute to our future performance. To make the Account Manager hiring process even more efficient, we have installed a video conferencing facility at our headquarters in Calabasas, which will allow management to conduct final interviews of candidates located virtually anywhere in the United States on short notice."

On Assignment, Inc., through its Lab Support, EnviroStaff, and Finance Support divisions, is a leading provider of temporary professionals to the scientific, environmental, and financial industries. On Assignment's branch network encompasses 82 branch offices in 44 operational markets across the United States. "Assignment Ready" is a service mark of On Assignment, Inc.

On Assignment, Inc. Common Stock is traded on the NASDAQ Stock Market under the symbol ASGN.

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties, including the integration of acquired operations, and the management of growth, and other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the SEC on March 19, 1996.

                    FOR FURTHER INFORMATION, PLEASE CONTACT:

                              Mr. Ronald W. Rudolph
               Senior Vice President, Finance and Administration,
                           and Chief Financial Officer
                                 (818) 878-7900

                                   (Unaudited)
               (In thousands of dollars, except per share amounts)

                        CONSOLIDATED STATEMENTS OF INCOME


                                       THREE MONTHS ENDED           NINE MONTHS ENDED
                                          SEPTEMBER 30                SEPTEMBER 30
                                      ---------------------       ---------------------
                                       1996          1995          1996          1995
                                      -------       -------       -------       -------
Total Revenues                        $23,303       $19,201       $63,643       $52,530
Cost of Services                       16,244        13,486        44,292        36,784
                                      -------       -------       -------       -------
Gross Profit                            7,059         5,715        19,351        15,746
Operating Expenses                      4,554         3,923        12,956        11,014
                                      -------       -------       -------       -------
Operating Income                        2,505         1,792         6,395         4,732
Non-Recurring Acquisition Costs             0             0           401             0
                                      -------       -------       -------       -------
Income Before Interest
   and Income Taxes                     2,505         1,792         5,994         4,732
Interest Income, net                      130            97           370           285
                                      -------       -------       -------       -------
Pretax Income                           2,635         1,889         6,364         5,017
Income Taxes                            1,062           746         2,563         1,997
                                      -------       -------       -------       -------
Net Income                            $ 1,573       $ 1,143       $ 3,801       $ 3,020
                                      =======       =======       =======       =======

Earnings Per Share                    $  0.29       $  0.21       $  0.70       $  0.57
                                      =======       =======       =======       =======
Weighted Average
   Shares Outstanding                   5,449         5,328         5,445         5,244
                                      =======       =======       =======       =======


                     SUMMARY CONSOLIDATED BALANCE SHEET DATA


                                                        AS OF SEPTEMBER 30
                                                  ---------------------------
                                                    1996                1995
                                                  -------             -------
Cash, Cash Equivalents
     and Marketable Securities                    $12,930 *           $ 7,872 *
Working Capital                                    21,418              13,736
Total Assets                                       30,220              22,689
Long-term Liabilities                                   0                   0
Stockholders' Equity                               25,187              18,664


* Includes $0 and $1,500 in non-current marketable securities as of September 30, 1996 and 1995, respectively.